SEC File No.             -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:    ING SEPARATE PORTFOLIOS TRUST

Address of Principal Business Office:

7337 East Doubletree Ranch Road

Scottsdale, Arizona 85258-2034

Telephone Number:

(800) 992-0180

Name and address of agent for service of process:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

With a copy to:

Marco E. Adelfio, Esq.

Morrison & Foerster LLP

2000 Pennsylvania Avenue, N.W.

Suite 5500

Washington, DC 20006-1888

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒    NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be fully signed on its behalf in the City of Scottsdale and the State of Arizona on the 6th day of March 2007.

ING SEPARATE PORTFOLIOS TRUST

By:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr. Secretary